Buffalo Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI  53202

December 19, 2012

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Buffalo Funds (the “Trust”)
Securities Act Registration No: 333-56018

Dear Ms. Browning:

This amendment is being filed pursuant to Rule 145 under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of December 11, 2012 regarding the Trust’s information statement filing on Form N-14.  The Form N-14 information statement was filed pursuant to Rule 145 under the 1933 Act on November 19, 2012 for the purpose of merging the Buffalo China Fund (the “China Fund” or the “Target Fund”), a series of the Trust, into the Buffalo International Fund (the “International Fund” or the “Acquiring Fund”), also a series of the Trust.  The Trust is filing this Pre-Effective Amendment No. 1 with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file exhibits to the registration statement.

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that this Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 this day, December 19, 2012, be accelerated to become effective on Friday, December 21, 2012.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 be accelerated to Friday, December 21, 2012.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

1.
Staff Comment:  The Staff notes that the specific Fund names “China Fund” and “International Fund” are used throughout the information statement.  The Staff suggests that the terms “Target Fund” and “Acquiring Fund” may be easier for shareholders to understand.

Response:  The Trust responds by using the terms “Target Fund” and “Acquiring Fund” as defined terms for the China Fund and the International Fund, respectively, throughout the registration statement.

2.	Staff Comment: Please consider adding a statement summarizing the differences between the fees and expenses of the Funds to the Summary discussion of Fund Fees and Expenses.

Response:  The Trust responds by adding the following disclosure to the Summary discussion of Fund Fees and Expenses:

“As a result of the reorganization, Target Fund shareholders will see a reduction in Annual Fund Operating Expenses, as indicated in the table below.”

3.
Staff Comment:  With respect to the Summary section entitled “Federal Income Tax Consequences of the Reorganization,” please revise the heading to clarify that the tax consequences discussed in this section are “as a result of” the reorganization.  Additionally, the please disclose the consequences that may result from selling securities of the Target Fund in connection with the Reorganization.

Response:  The Trust responds by revising the heading of this section heading to read “Federal Income Tax Consequences as a Result of the Reorganization”.  The Trust responds further by adding the following disclosure to this section:

“It is expected that a portion of the portfolio assets of the Target Fund may be sold prior to and in connection with the Reorganization. As of the date of this Information Statement, no specific holdings of the Target Fund have been selected to be sold in connection with the Reorganization.  The actual tax effect of sales of Target Fund assets depends on the difference between the price at which such portfolio assets are sold and the tax basis in such assets of the Target Fund.  Any capital gains recognized in these sales on a net basis, after reduction by any available capital losses, will be distributed to shareholders as capital gain dividends (to the extent of net realized long-term capital gains over net realized short-term capital losses) and/or ordinary dividends (to the extent of net realized short-term capital gains over net realized long-term capital losses) during or with respect to the year of sale, and such distributions will be taxable to the Target Fund shareholders.”

4.	Staff Comment: Please include disclosure in the Summary section stating that Kornitzer Capital Management, Inc. will bear all the costs of the reorganization.

Response:  The Trust responds by adding the following statement to the Summary section on the first page of the information statement:

“The Reorganization Agreement provides that all expenses of the Reorganization will be borne by KCM.”

5.	Staff Comment: Please disclose the net asset value (“NAV”) of each Fund in the Summary section.

Response:  The Trust responds by adding the NAV of each Fund to the table under “Comparison of the Target Fund to the Acquiring Fund.”

	Target Fund	Acquiring Fund
Net Asset Value (“NAV”) per share as of November 30, 2012	$7.25	$9.76

6.
Staff Comment:  Please include disclosure in the Summary section regarding the basis for the Board of Trustees’ approval of the reorganization, including the conclusion that the reorganization was in the best interests of the shareholders of the China Fund.

Response:  The Trust responds by adding the following disclosure to first page of the Summary section:

“After careful consideration, the Board has determined that merging the Target Fund into the Acquiring Fund will result in lower fees and expenses and increased economies of scale, and is, therefore, in the best interests of the shareholders of the Target Fund.”

7.
Staff Comment:  The Staff notes that General Instruction G of Form N-14 regarding incorporation by reference requires that the prospectus for the International Fund be delivered to the shareholders of the China Fund in connection with the reorganization.  Please confirm supplementally that each shareholder of the Target Fund has received or will receive a copy of the International Fund’s prospectus prior to the reorganization.

Response:  The Trust responds supplementally by confirming that each shareholder of the Target Fund will receive a copy of the prospectus of the International Fund prior to the reorganization, as it will accompany delivery of the registration statement on Form N-14.

8.
Staff Comment:  With respect to the section of the Summary under the sub-heading entitled “Comparison of the China Fund to the International Fund,” please confirm that all differences between the Target Fund and the Acquiring Fund are disclosed.

Response:  The Trust responds by stating supplementally that all material differences between the Target Fund and the Acquiring Fund have been disclosed.

9.
Staff Comment:  The Staff notes that disclosure under the sub-heading of the Summary section entitled “Comparison of the China Fund to the International Fund,” states the Funds have “substantially similar investment objectives, strategies and risks”.  In light of the Target Fund’s non-fundamental policy of investing at least 80% of its assets in China Companies, please consider revising the disclosure, as the strategies may not be considered “substantially” similar.

Response:  The Trust responds be removing the term “substantially” from the above-referenced disclosure.  In addition, the Trust has revised disclosure, where applicable, to clarify that the investment strategy of the Target Fund is different from that of the Acquiring Fund due to the Target Fund’s non-fundamental policy of investing at least 80% of its assets in China Companies

10.
Staff Comment:  The Staff notes that disclosure under the sub-heading of the Summary section entitled “Comparison of the China Fund to the International Fund,” includes the statement that the risks associated with the China Fund’s non-fundamental policy of investing at least 80% of its assets in China Companies apply only to the China Fund and not the International Fund.”  Please relocate this statement to the section of the information statement that compares the principal risks of the Funds.

Response:  The Trust responds by making the requested revision.

11.
Staff Comment: With respect to the discussion of the principal investment strategies of the Acquiring Fund, the Staff requests including disclosure that at least 40% of the Acquiring Fund’s assets be invested in foreign securities or securities of a U.S. companies whose revenue or operating income is derived from outside of the U.S., or a similar test for ensuring the Acquiring Fund is investing internationally.

Response:  The Trust responds by adding the following disclosure to the disclosure regarding the Acquiring Fund’s investment strategies under the heading entitled “Comparison of the Target Fund to the Acquiring Fund”:

“The Acquiring Fund invests primarily in equity securities of established companies that are economically tied to various countries throughout the world (excluding the U.S.).”

12.
Staff Comment:  With respect to the “Investment Strategies and Process” line item of the “Comparison of the Target Fund to the Acquiring Fund” table, please remove the word “Process” from the caption for the line item.

Response:  The Trust responds by revising the caption for this line item to read “Investment Strategies.”

13.
Staff Comment:  The Staff notes that the Summary appends the description of the Funds’ fundamental and non-fundamental investment policies and restrictions.  Please include the disclosure in the body of the registration statement and not in an appendix.

Response:  The Trust responds by moving the description of the Funds’ fundamental and non-fundamental investment policies and restrictions to the section of the Information Statement entitled “Additional Information About the Funds”.

14.
Staff Comment: The Staff notes that the comparison table in the Summary section includes Management and Other Fees, Buying Shares, Exchange Privilege and Selling Shares.  Please move these disclosures after the pro forma fees and expenses presentation.  Please also add information about minimum investment amounts to the disclosure regarding purchases of shares.

Response:  The Trust responds by making the requested revisions.

15.
Staff Comment:   The Staff notes that disclosure under the sub-section entitled “Comparison of Principal Risks of Investing in the Funds” states that the discussion covers “certain principal risks” of investing in the Funds, and notes that the use of the term “certain” is an open-end term and should be removed.  Please confirm that all material differences in the risks of investing in the Funds have been disclosed.

Response:  The Trust responds by confirming supplementally that all material differences in the risks of investing in the Target Fund and the Acquiring Fund have been disclosed in this section.  The Trust further responds by removing the open-end term “certain” as referred to in the Staff’s comment.

16.
Staff Comment:  With respect to the Debt Securities Risk disclosure under the sub-section entitled “Comparison of Principal Risks of Investing in the Funds”, please include information in the discussion of the China Fund’s investment strategies regarding the credit quality ratings of debt securities in which the Funds may invest, including whether and to what extent the China Fund may invest in “junk bonds.”

Response:  The Trust responds by adding the following disclosure to the discussion of the China Fund’s investment strategies in the Summary section:

“When consistent with the Target Fund’s investment objective, strategies and policies, the Fund may invest up to 20% of its net assets in debt securities of China Companies if the debt securities present an opportunity for capital appreciation, up to 10% of which may be rated less than Baa, by Moody’s or BBB by S&P (commonly referred to as “junk bonds”), or in unrated debt securities of similar quality, based on the Advisor’s fundamental analysis of the issuer and of rated bonds issued by similar issuers.  This would occur if the Advisor evaluates a convertible debt instrument as having a significant equity component with potential for capital appreciation or the debt securities into which the Fund would invest would be a standard loan that is repayable in cash, but which is linked to the receipt of warrants in the underlying company as part of the transaction.  The Target Fund relies on the Advisor to undertake a careful analysis to determine the creditworthiness of the issuers of rated debt (on debt ratings by Moody’s or S&P), as well as the issuers of debt not rated by Moody’s or S&P.”

17.
Staff Comment:  With respect to the Swap Agreement and Synthetic Instruments Risk disclosure, please indicate the type of swaps in which the Funds may invest.  Please also confirm whether the Funds invest in total return swaps, and, if so, describe whether they use mark to market valuation.

Response:  The Trust responds supplementally that the China Fund does not invest in swaps.  Accordingly, the Swap Agreement and Synthetic Instruments Risk disclosure, and related disclosure, has been removed from the information statement.

The Trust responds further by confirming supplementally that the China Fund does not invest in total return swaps.

18.
Staff Comment:  With respect to the Management Fee disclosure under the sub-section entitled “Other Consequences of the Reorganization,” please move the disclosure so that it follows the pro forma fee presentation.

Response:  The Trust responds by making the requested revision.

19.
Staff Comment:  With respect to the disclosure regarding the tax opinion in the sub-section of the Summary entitled “Federal Income Tax Consequences of the Reorganization,” please revise the disclosure to clarify that tax opinion will be provided upon the closing of the reorganization.

Response:  The Trust responds by making the requested revision.

20.	Staff Comment: Please confirm there are no fee waivers in place for either of the Funds.

Response:  The Trust responds by confirming supplementally that there are no waivers in place for either of the Funds.

21.
Staff Comment:  With respect to the disclosure under the sub-section entitled “Reasons for the Reorganization” in the “Information About the Reorganization” section of the Information Statement, the Staff notes that the disclosure states there is no meaningful distinction between the investment strategies of the China Fund and the International Fund.  Given the China Fund has a policy of investing at least 80% of its assets in China Companies, please revise the disclosure to clarify how the Board arrived at its conclusion.

Response:  The Trust responds by revising the appropriate disclosure to read as follows:

“After careful consideration, the Board has determined that there was no meaningful distinction between investment objectives, investment strategies, risk and portfolios of the Target Fund and the Acquiring Fund, with the exception of the Target Fund’s focus on investments in China Companies.”

The Trust further responds by revising disclosure, where necessary, to clarify this distinction between the investment strategies of the Target Fund and the Acquiring Fund.

22.
Staff Comment:  With respect to the disclosure under the sub-section entitled “Reasons for the Reorganization” in the “Information About the Reorganization” section of the Information Statement, please state any additional factors that led the Board to its conclusion that the Reorganization is in the best interest of the Funds.

Response:  The Trust responds by revising the appropriate disclosure to read as follows:

“After consideration of the factors noted above, together with the resulting increase in economies of scale, lower fees and expenses and other factors and information considered to be relevant, the Board determined that the Reorganization is in the best interests of the Target Fund and Acquiring Fund shareholders.”

23.
Staff Comment:  Please describe the costs and commissions that either Fund may incur as a result of selling China Fund securities in connection with the reorganization.  In addition, please describe the tax risks that may result from such sales.

Response:  The Trust responds respectfully by directing the Staff to the disclosure already included in the information statement, which includes the following:

“The actual tax effect of such sales depends on the difference between the price at which such portfolio assets are sold and the tax basis in such assets of the Target Fund.  Any capital gains recognized in these sales on a net basis, after reduction by any available capital losses, will be distributed to shareholders as capital gain dividends (to the extent of net realized long-term capital gains over net realized short-term capital losses) and/or ordinary dividends (to the extent of net realized short-term capital gains over net realized long-term capital losses) during or with respect to the year of sale, and such distributions will be taxable to the Target Fund shareholders.”

24.	Staff Comment: With respect to the fair value policy disclosure, please confirm the Funds have the same fair valuation policies, and revise the disclosure to clarify accordingly.

Response:  The Trust responds by confirming the Funds have identical fair valuation policies, by directing the Staff’s attention to the following disclosure, which has been previously included in the Information Statement:

“Valuation.  The Target Fund and the Acquiring Fund have the same Valuation Policy, which is more fully discussed in Appendix B “Shareholder Information for the Acquiring Fund.”  There are no material differences between the valuation policies of the Funds.”

25.	Staff Comment: The Staff notes the Trust is required to file new exhibits with this Pre Effective Amendment. Please confirm the exhibits have been filed.

Response:  The Trust responds by confirming that a power of attorney, auditor’s consent, opinion of counsel and form of tax opinion have been filed as exhibits to this Pre-Effective Amendment No. 1.

*     *     *     *     *     *

I trust that the above response and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Barry E. Koster

Barry E. Koster
Chief Compliance Officer
Buffalo Funds

Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 19, 2012

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Buffalo Funds (the “Trust”)
Securities Act Registration No: 333-56018
Investment Company Act Registration No: 811-10303
Form N-14 - Reorganization of Buffalo China Fund into the Buffalo International Fund

Dear Ms. Browning:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Trust’s Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 on November 19, 2012 on behalf of the Buffalo China Fund and the Buffalo International Fund, be accelerated to Friday, December 21, 2012.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

/s/ James R. Schoenike

James R. Schoenike
President